EXHIBIT (a)(1)(xi)

FORM SCRIPT OF VIDEO PRESENTATION FOR ELIGIBLE EMPLOYEES

Hi, I’m Larree Renda. As you are aware by now, we received shareholder approval of our stock option exchange program in May and commenced the program on September 7.

When we first announced the stock option exchange program, we explained that we wanted to make the change because about one-half of our outstanding options held by our employees as of March 25, 2004 had exercise prices higher than $35.

The fact is, Safeway has relied on stock options as a critical component of our employees’ compensation since the early 1990s. We believe that stock options helped us drive the business and lower costs during the turnaround years and into the late 1990s. Stock options encouraged our employees to act as owners, which helped align their interests with those of our stockholders. Unfortunately, the recent performance of the stock market has had a negative impact on our program’s ability to meet these objectives.

We believe that this new offer to exchange stock options will give our employees the potential opportunity to revitalize the value of their options granted under the plan.

However, keep in mind that the exchange program is voluntary. You should consult with your financial advisor to determine how best to take advantage of the program. No one-not me or any other Safeway employee-can recommend that you participate in the stock option exchange program.

That said, the new program, which is fully described in the Tender Offering Document you received or can access on the web, will enable employees with eligible options to choose whether to keep their existing stock options at existing exercise prices, vesting schedule and expiration dates, or to exchange those eligible options for replacement options to be granted at least six months and one day after the cancellation of existing options. Employees in SVP and above roles and the members of our Board of Directors are excluded from this program. All outstanding options with grant prices greater than 35 US dollars are considered eligible for the exchange program.

Through this program, we intend to provide our employees holding eligible stock options with the benefit of owning options that over time may have a greater potential to increase in value. In addition, we hope to create better performance incentives for our employees with eligible options and thereby maximize stockholder value.

We hope that this program will enable our employees to improve their overall position in their stock option holdings. However, we can’t guarantee an outcome given the risks associated with an unpredictable stock market.

In the past few weeks, you have received a variety of tools and communication materials, including the Tender Offering Document, which is intended to help clarify the Safeway Stock Option Exchange program.

(V.O.)

In the initial mailing on August 27th, you were sent the Employee Stock Option Exchange Letter that announced the program and the Safeway Stock Option Exchange Communication Overview & Timeline. In addition, you were sent the Eligible Stock Option Information that provides you with information on which of your options are eligible for exchange.

(V.O.)

You were sent a second round of information the week of August 30th, specifically the Safeway Stock Option Exchange Web Site Letter. This included your user ID and password for the Safeway Stock Option Exchange web site, which became available beginning September 7th.

(V.O.)

The third mailing, which was sent on or about September 7th, contained the Offer To Exchange Certain Outstanding Options. This document is on file with the Securities and Exchange Commission and provides complete details of the program.

(V.O.)

The Offer To Exchange document includes Frequently Asked Questions, which provides you with information on the Safeway Stock Option Exchange program in a question and answer format. This is an important document because it includes the formula assumptions used to determine the exchange rate for your options.

The third mailing also contained the Safeway Stock Option Exchange Form. This is a hard copy method to submit your eligible stock options for exchange if you are unable to make your elections online.

(OC)

I encourage you to study these documents and make an informed decision. If you need additional information, there are two other communication channels available to you.

(V.O.)

The first is the Safeway Stock Option Exchange Web Site, which became available beginning September 7th. At www.safewayexchange.com you’ll find communications materials, including the Tender Offer document, as well as an electronic stock option exchange submission form.

(V.O.)

And the second line of communication is the Safeway Stock Option Exchange hotline at (877) SWY-EXCH, which is (877) 799-3924. The hotline will enable you to speak to a person and ask any question you have about the program, including questions about your user ID and web site password. The hotline also became available beginning on September 7th.

It’s important to understand that the period during which you can exchange your eligible options- what’s known as the “tender offer period”-runs from September 7th, 2004 to October 5th, 2004 at 5:00p.m. Pacific Daylight Time. You must be prepared to make a decision during this 21 business day period.

Once again, I encourage you to make an informed decision. And keep in mind that the stock option exchange program is voluntary. Consult with your financial advisor to determine how best to take advantage of the program. And if you have questions, seek answers from the resources we’ve made available to you. Thanks for watching.